SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1 )*
                        RYDER SYSTEM, INC.
                        (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                          783549108
                        (CUSIP Number)

                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         June 27, 2001
                        (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13D is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D


CUSIP No.   783549108
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           LEON G. COOPERMAN

________________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [X]
________________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
          WC
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
________________________________________________________________
6)   Citizenship or place of Organization:
     UNITED STATES
________________________________________________________________
              (7)  Sole voting Power
Number of           3,143,100
Shares Bene-
ficially       (8)  Shared Voting Power
owned by            1,542,200
Each Report-
ing Person     (9)  Sole Dispositive Power
With                3,143,100

              (10) Shared Dispositive Power
                    1,542,200
________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
                    Person:   4,685,300
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    7.7%
________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 3.  Source and Amount of Funds or Other Consideration.

          Cooperman beneficially owns 4,685,300 Shares. Of this amount, 1,543,500 Shares were purchased by Omega Capital Partners, L.P. ("Capital LP"), at a cost of $29,952,102; 55,500 Shares were purchased by Omega Institutional Partners, L.P. ("Institutional LP"), at a cost of $1,058,433; 125,000 Shares were purchased by Omega Capital Investors, L.P. ("Investors LP"), at a cost of $2,385,191; 1,292,100 Shares were purchased by Omega Overseas Partners, Ltd. ("Overseas"), at a cost of $24,715,746; 127,000 Shares were purchased by Omega Equity Investors, L.P. ("Equity LP"), at a cost of $2,208,565; and 1,542,200 Shares were purchased by the Managed Accounts ("Managed Account"), at a cost of $30,687,171. The source of funds for the purchase of all such Shares was investment capital.


Item 5.   Interest in Securities of the Issuer.

          Based upon the information contained in the Company's Form 10Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 7, 2001, there were issued and outstanding as of July 31, 2001 60,488,204 Shares. Capital LP is deemed to own 1,543,500 Shares, or 2.6% of those outstanding; Institutional LP is deemed to own 55,500 Shares, or 0.1% of those outstanding; Equity LP is deemed to own 127,000 Shares, or 0.2% of those outstanding; Overseas is deemed to own 1,292,100 Shares, or 2.1% of those outstanding; Investors LP is deemed to own 125,000 Shares, or 0.2% of those outstanding; and the Managed Account is deemed to own 1,542,200 Shares, or 2.5% of those outstanding.

          The following table details the transactions by each of Capital LP, Institutional LP, Equity LP, Oversees, Investors LP, and the Managed Account in shares of Common Stock within the 60 day period prior to June 27, 2001 and to the date of this filing. All such transactions were open market transactions.

                 Omega Capital Partners, L.P.

Date of        Shares Purchased         Price Per
Transaction    Shares Sold (-)            Share
06/25/01             9,900-             $18.97
06/26/01            12,700-              19.12
06/27/01            47,900-              19.31
06/28/01            11,500-              19.54
06/29/01               600-              19.70
07/26/01             8,500-              19.22
07/26/01            23,500-              19.19
08/03/01               200-              19.57
08/07/01             8,000-              19.42
08/08/01             9,200-              19.26
08/14/01            33,100-              19.50
08/15/01            68,300-              19.76
08/16/01             1,500-              21.08


              Omega Institutional Partners, L.P.

Date of        Shares Purchased         Price Per
Transaction    Shares Sold (-)            Share
06/26/01               300-             $19.12
06/27/01             1,700-              19.32
06/28/01               400-              19.54
07/26/01               300-              19.22
07/27/01               700-              19.19
08/07/01               400-              19.42
08/08/01               300-              19.26
08/14/01             1,200-              19.50
08/15/01             2,300-              19.76


                 Omega Capital Investors, L.P.

Date of        Shares Purchased         Price Per
Transaction    Shares Sold (-)            Share
06/25/01               900-             $18.97
06/26/01             1,200-              19.14
06/27/01             3,800-              19.32
06/28/01               900-              19.54
07/26/01               400-              19.22
08/07/01               700-              19.42
08/08/01               700-              19.26
08/14/01             2,600-              19.50
08/15/01             5,400-              19.76


                 Omega Overseas Partners, Ltd.

Date of        Shares Purchased         Price Per
Transaction    Shares Sold (-)            Share
06/25/01            17,300-             $18.97
06/26/01            19,700-              19.12
06/27/01            40,700-              19.32
06/28/01             9,600-              19.54
07/09/01             4,400-              19.20
07/26/01             7,400-              19.22
08/03/01               200-              19.57
08/07/01             7,300-              19.42
08/08/01             7,600-              19.26
08/14/01            28,600-              19.50
08/15/01            56,700-              19.76



                 Omega Equity Investors, L.P.

Date of        Shares Purchased         Price Per
Transaction    Shares Sold (-)            Share
06/07/01            15,300              $21.50
06/11/01            11,200               20.88
07/26/01               400-              19.22
08/07/01             2,700-              19.42
08/08/01               600-              19.26
08/16/01            15,300-              20.85



                      The Managed Account

Date of        Shares Purchased         Price Per
Transaction    Shares Sold (-)            Share
06/25/01             4,800-              18.97
06/26/01             6,100-              19.12
06/27/01            15,300-              19.31
06/28/01             3,400-              19.54
07/09/01               400-              19.20
07/26/01             6,600-              19.22
07/26/01             9,000-              19.19
08/03/01               100-              19.57
08/07/01            10,900-              19.42
08/08/01             9,400-              19.26
08/14/01            34,500-              19.50
08/15/01            67,300-              19.76


                          SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: August 17, 2001

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Institutional Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By   /s/ ALAN M. STARK
 Alan M. Stark
 Attorney-in-Fact
 Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE